UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 3, 2018

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On May 3, 2018, we issued a shareholder letter discussing our financial results for the quarter ended March 31, 2018. The text of the shareholder letter is set forth below.

Q1 2018 Shareholder Letter

Dear Valued Investors,

We are proud of the progress of MogulREIT I. As of April 23, 2018, MogulREIT I raised over $35 million in gross offering proceeds. In addition, as of March 31, 2018, all assets in MogulREIT I were performing and current on payments. We have now paid distributions for nineteen months since our offering was qualified by the SEC on August 15, 2016.

The most recent distribution declared on April 2, 2018 equates to approximately 8% on an annualized basis, assuming a $9.80 net asset value per share and approximately 7.84% on an annualized basis, assuming a $10.00 per share purchase price, and calculated from April 1, 2018 to April 30, 2018.

To date, each distribution from August 2016 through April 2018 has equated to approximately an 8% annualized distribution assuming the net asset value per share. While RM Adviser, LLC, our manager, is under no obligation to continue to declare distributions at this rate, the annualized distribution rate assumes that future distributions will be similar.

MogulREIT I was formed to invest in and manage a diversified portfolio of commercial real estate investments and to be an investment vehicle focused on providing investors with consistent cash distributions. Because of this strategy, MogulREIT I invested in debt and debt-like instruments that provide consistent monthly income. To date, we have not made any investments in joint venture equity or other investments with appreciation potential.

In the first quarter of 2018, we added two new assets to MogulREIT I: (i) 2395 29th Ave; and (ii) Harbor Hills Plaza, bringing the total number of assets to fourteen as of March 31, 2018. Our most recent transaction in the quarter, Harbor Hills Plaza, is further described below.

We continue to execute our strategy of investing in debt and debt-like investments to provide consistent cash distributions to investors and we are proud of our results to date. We thank you for your continued investment.

Current Investments

MogulREIT I’s investment strategy is to continue acquiring a diversified portfolio of investments that pay attractive and consistent cash distributions, and to preserve, protect and return your capital contribution. We aim to invest in a variety of different property types such as multi-family, office, industrial, self-storage and retail. As of March 31, 2018, MogulREIT   I owns fourteen investments:

Asset Name	Location	MogulREIT I Acquisition Date	Property Type	Investment Type	Principal Acquired	Unpaid Balance as of 3/31/18	Interest Rate/Yield*
Synchrony Financial Office	Canton, OH	8/19/2016	Office	Preferred Equity	$2,000,000	$1,477,908	10.00%
Animas Flex	West Chester, PA	1/11/2017	Flex	Preferred Equity	$1,460,525	$1,041,800	10.50%
Parkway Plaza	San Antonio, TX	2/17/2017	Office	Mezzanine Debt	$3,400,000	$3,400,000	10.00%
Highland Place	Centennial, CO	3/22/2017	Office	Mezzanine Debt	$2,300,000	$2,300,000	10.00%
Pensacola Marketplace	Pensacola, FL	6/12/2017	Retail	Mezzanine Debt	$1,125,000	$1,125,000	9.75%
Northside at John's Creek	Suwanee, GA	6/20/2017	Office	Subordinated Senior Debt	$1,500,000	$1,500,000	14.00%
Wyckoff Avenue Apartments	Brooklyn, NY	6/20/2017	Retail/Multifamily	Subordinated Senior Debt	$1,350,000	$1,350,000	11.75%
JADAK Headquarters	Syracuse, NY	6/28/2017	Office/Industrial	Preferred Equity	$1,500,000	$1,500,000	11.00%
Texas Retail Portfolio	Multiple Locations, TX	7/18/2017	Retail	Preferred Equity	$3,325,000	$3,325,000	14.00%
Crossroads South	Jonesboro, GA	8/3/2017	Retail	Preferred Equity	$1,250,000	$1,250,000	12.00%
Corona Marketplace	Corona, CA	8/17/2017	Retail	Mezzanine Debt	$3,549,300	$3,549,300	14.00%
378 Moss Street	Chula Vista, CA	11/15/2017	Multifamily	Bridge Debt	$3,575,000	$3,575,000	8.50%
2395 29th Ave	San Francisco, CA	2/16/2018	Multifamily	Bridge Debt	$4,750,000	$4,750,000	8.00%
Harbor Hills Plaza	La Habra, CA	3/16/2018	Retail	Preferred Equity	$1,900,000	$1,900,000	14.00%
					$32,984,825	$32,044,008	11.02%

*Amount represents the weighted average interest rate for all investments as of March 31, 2018.

All assets are performing and paid current through March 31, 2018.

You may be wondering why our REIT is currently distributing at an annualized rate of 8%, while the weighted average interest rate of our investments is currently 11.02%.  The difference accounts for actual offering expenses incurred during the offering of shares to investors, including the legal expenses for preparation of the offering circular and audit expenses for the audit of the offering circular. This difference is also related to the operating expenses that the REIT incurs as a fully operating limited liability company, such as audit fees for the annual audit, and the 1% management fee that is paid to our manager, RM Adviser, LLC.

Our Newest Investment

The latest addition to the MogulREIT I portfolio is a preferred equity investment related to the acquisition and redevelopment of an existing 27,080 square foot retail center located in La Habra, CA (the "Property").

Harbor Hills Plaza

Harbor Hills Plaza is a retail strip center asset comprised of two lots with a 4:1,000 square foot parking ratio. The Property is located in the city of La Habra, which is a north Orange County suburb that offers immediate access to Interstate 5 and California State Route 57. Average household income within a one-mile radius of the Property is over $116,000 and population growth is projected to be 3.4% through 2022 as projected by CoStar Realty Information, Inc. There are significant retailers within the immediate area including Starbucks, CVS, Best Buy, Walmart and 24-Hour Fitness.

The real estate company sponsoring this transaction is Southern California based and is personally funding all the equity. The real estate company’s business plan for the Property is to execute a value-add strategy by renovating and re-positioning the Property into a lifestyle center tenanted with popular modern ethnic food concepts, which cater to the surrounding demographics. The real estate company intends to complete its business plan, stabilize the Property and exit within eighteen months.

Previous Shareholder Letters

Please follow the below links to access shareholders letters for descriptions of other investments in prior quarters.

Q4 2017 Investor Letter

Q3 2017 Investor Letter

Q2 2017 Investor Letter

Q1 2017 Investor Letter

Q4 2016 Investor Letter

Market Outlook

While we believe the U.S. economy is in the late stages of its recovery, we also believe that the near and intermediate-term market for commercial real estate investments and other real estate-related assets present investors with appropriate risk-adjusted return opportunities. Further, we believe consumer confidence trails the market rather than precedes it, and positive consumer confidence bodes well for near-term investing.

Given the prospect of continued low growth for the economy, we expect greater differentiation in strategies to either provide consistent year-over-year returns or identify opportunities with higher yields, which inherently involve greater levels of risk and complexity.  We think this is particularly true in the non-core areas of the lending market, specifically small balance bridge loans, mezzanine debt and preferred equity.

While significant liquidity has entered the debt and sub-debt market in the past few years, we continue to see opportunity in the non-core, small-balance market where there are fewer participants.

Quarterly Transaction Volume & Pricing
Individual
Portfolio
Entity
RCA CPPI
$b
200
180
160
140
120
100
80
60
40
20
0
150
120
90
60
30
0

Source: Real Capital Analytics

Though current pricing indicates that we are in a seller’s market overall, we believe that our prudent underwriting and flexibility to make investments in different asset classes, geographies and tiers in the capital stack leave us poised to take advantage of the near and intermediate-term opportunities.

We remain excited about all that 2018 has in store for MogulREIT I and our investors. We continue to expand our real estate, technology and investor relations teams and look forward to bringing even more exclusive, highly vetted deals to our clients. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MogulREIT I, LLC
By:	RM Adviser, LLC, its Manager
By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer
Date:	May 3, 2018